# Toolbox LLC

## Profit and Loss
### January - December 2021

| | TOTAL |
|---|---|
| **Income** | |
|   Refund | 236.19 |
|   Sales | 324,919.28 |
| **Total Income** | **$325,155.47** |
| **Cost of Goods Sold** | |
|   Subcontractors - COS | 75,029.47 |
|   Supplies & Materials - COGS | 36,471.84 |
| **Total Cost of Goods Sold** | **$111,501.31** |
| **GROSS PROFIT** | **$213,654.16** |
| **Expenses** | |
|   Accounting Fee | 610.80 |
|   Advertising | 4,736.93 |
|   Auto Mobile | 0.00 |
|     Auto Lease | 8,068.59 |
|     Fuel | 293.87 |
|   **Total Auto Mobile** | **8,362.46** |
|   Bank Charges | 403.51 |
|   Dues & Subscriptions | 510.96 |
|   Equipment Lease | 4,314.34 |
|   EVENTS | 54,372.82 |
|   Insurance | 0.00 |
|     Health Insurance | 200.00 |
|     Liability Insurance | 1,135.90 |
|   **Total Insurance** | **1,335.90** |
|   Meals-Business | 2,420.65 |
|   Merchant Fees | 10,318.88 |
|   Office Expenses | 229.76 |
|     Computer Software and Equipment | 6,035.64 |
|     Office Supplies | 786.29 |
|   **Total Office Expenses** | **7,051.69** |
|   PILATES ISTRUC | 325.00 |
|   Rent or Lease | 84,916.68 |
|   Repair & Maintenance | 1,361.60 |
|   Shipping and delivery expense | 52.72 |
|   Travel | 0.00 |
|     Air Fair | 1,988.76 |
|   **Total Travel** | **1,988.76** |

# Toolbox LLC

## Profit and Loss

### January - December 2021

|  | TOTAL |
|---|---|
| Utilities | 11.90 |
| Alarm & Security | 400.00 |
| Electric | 1,500.00 |
| Gas Services | 2,688.25 |
| Internet & Cable | 2,733.01 |
| Telephone | 8,718.30 |
| **Total Utilities** | **16,051.46** |
| **Total Expenses** | **$199,135.16** |
| NET OPERATING INCOME | **$14,519.00** |
| Other Income |  |
| Interest Earned | 2.73 |
| **Total Other Income** | **$2.73** |
| Other Expenses |  |
| Ask My Accountant | 17,800.00 |
| Depreciation Expense | 8,000.00 |
| **Total Other Expenses** | **$25,800.00** |
| NET OTHER INCOME | **$ -25,797.27** |
| NET INCOME | **$ -11,278.27** |

# Toolbox LLC

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|     BOA Checking | 161.29 |
|     Checking-National Capital Bank of Washington | 923.65 |
|     National Capital 1003 | 15,546.66 |
|     Savings-National Capital Bank of Washington | 3,099.06 |
|   **Total Bank Accounts** | **$19,730.66** |
|   Accounts Receivable | |
|     Accounts Receivable (A/R) | 0.00 |
|   **Total Accounts Receivable** | **$0.00** |
|   Other Current Assets | |
|     Uncategorized Asset | 494.68 |
|     Zeleno Loan-Intercompany | 80,000.00 |
|   **Total Other Current Assets** | **$80,494.68** |
|   **Total Current Assets** | **$100,225.34** |
|   Fixed Assets | |
|     Accumulated Depreciation | -29,650.00 |
|     CoreAlign Ladder | 8,000.00 |
|     Pilates Mats | 1,000.00 |
|     Pilates Reformers | 60,000.00 |
|   **Total Fixed Assets** | **$39,350.00** |
| **TOTAL ASSETS** | **$139,575.34** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   Current Liabilities | |
|   Credit Cards | |
|     Amex 3009 | 28,150.28 |
|     Bank of America CC | 0.00 |
|     Business Platinum Card-93009 | 13,962.09 |
|     Personal CC | 15,919.36 |
|   **Total Credit Cards** | **$58,031.73** |
|   Other Current Liabilities | |
|     Fundation Loan | 74,243.46 |
|     Light Stream Loan | 0.00 |
|   **Total Other Current Liabilities** | **$74,243.46** |
|   **Total Current Liabilities** | **$132,275.19** |
|   **Total Liabilities** | **$132,275.19** |
|   Equity | |
|     Opening Balance Equity | -352,221.98 |
|     Owners Pay and Personal Expenses | -209,354.02 |
|     Retained Earnings | 580,154.42 |
|     Net Income | -11,278.27 |
|   **Total Equity** | **$7,300.15** |
| **TOTAL LIABILITIES AND EQUITY** | **$139,575.34** |

# Toolbox LLC

## Statement of Cash Flows

### January - December 2021

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -11,278.27 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Accumulated Depreciation | 8,000.00 |
| Business Platinum Card-93009 | -500.00 |
| Fundation Loan | -4,596.36 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **2,903.64** |
| **Net cash provided by operating activities** | **$ -8,374.63** |
| FINANCING ACTIVITIES |  |
| Owners Pay and Personal Expenses | -1,052.28 |
| **Net cash provided by financing activities** | **$ -1,052.28** |
| **NET CASH INCREASE FOR PERIOD** | **$ -9,426.91** |
| Cash at beginning of period | 29,157.57 |
| CASH AT END OF PERIOD | **$19,730.66** |